[USAA EAGLE LOGO (R)]
9800 Fredericksburg Road
San Antonio, Texas 78288

Mr. Jay Williamson                                                                                                           August 5, 2015
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Responses to Comments on Post-Effective Amendment No. 109 to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (File Nos. 033-65572; 811-7852)

Dear Mr. Williamson:

On behalf of the above-referenced registrant, set forth below are the comments that were provided by the staff (Staff) of the U.S. Securities and Exchange Commission (the SEC) on June 26, 2015, concerning Post-Effective Amendment No. 109 (the Post-Effective Amendment) to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (the Trust), which was filed with the SEC on May  15, 2015, on behalf of the USAA Target Managed Allocation Fund and USAA Global Equity Income Fund, series of the Trust (the Funds), and the Trust’s responses thereto. The Staff’s comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

General Comments:

1. Comment: In response to the Staff’s comments, please file a written response as correspondence on EDGAR and include sample revised disclosure.  Please also provide “Tandy” representations.

Response: The Trust is filing this letter as correspondence on EDGAR to respond in writing to the Staff’s comments on the Post-Effective Amendment.  Where appropriate, the Trust will include sample revised disclosure.

In connection with Post-Effective Amendment No. 114 to the Trust’s Registration Statement on Form N-1A filed for the purpose of making the changes referenced in this letter, among others (the Filing), the Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the Filing; (2) comments by the Staff or changes to disclosure in response to Staff comments in the Post-Effective Amendment reviewed by the staff do not foreclose the SEC from taking any action with respect to the Filing; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

2. Comment: Please confirm that all applicable changes incorporated by the Trust will be made to all funds in the applicable filing.

Response: The Trust confirms that all applicable changes incorporated by the Trust will be made to all funds in the applicable filing.

USAA Target Managed Allocation Fund Prospectus

3. Comment: Please confirm that the Fund’s principal strategy is clear regarding whether the Fund invests in equity and fixed income securities directly or indirectly.

Response: The Fund’s principal strategy states that the Fund “primarily” invests indirectly, through ETFs and other investment companies, but that the Fund “may at times” invest directly in equity and fixed-income securities.  We believe this provides sufficient clarity to investors, and respectfully decline to make any revisions.

4. Comment: The Staff notes that the Board of Trustees may change the investment objective without shareholder approval, as disclosed on page 6. Please disclose that the Trust will provide shareholders 60 days’ written notice of a decision by the Board to change the investment objective.

Response: The Trust respectfully declines to make the requested change.  The Fund’s investment objective is non-fundamental and, accordingly, the Fund is not required to provide notice to shareholders of a change in the objective. The present disclosure satisfies the requirements of Item 9(a) of Form N-1A.

5. Comment: The Staff notes that the Fund’s principal strategy discloses that it may invest in hedge funds.  Please provide further information on the intended scope of such investment.  Please disclose whether this investment strategy raises any valuation or liquidity issues for the Fund.

Response: The Fund does not have a limit on the amount of assets that may be invested in hedge funds, however, we have determined that any investments in hedge funds are not expected to be significant and that it would be more appropriate to consider such investments non-principal.  Therefore, the reference to investments in hedge funds has been removed from the principal strategy; however, a reference to investments in hedge funds will remain in the non-principal strategy under “What type of investment companies will be considered for investment in the Fund?”

Hedge funds are valued at their net asset value, if available, or according to the fair valuation procedures in the Trust’s valuation policy.  Any investment in a hedge fund or other fund which may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the Fund has valued the investment on its books will be included in the Fund’s 15% basket allocated to illiquid securities.  A discussion of liquidity risk is also included in the principal risks.  The matters discussed above relating to the valuation of, and liquidity determinations with respect to, investments in hedge funds are already addressed in the Fund’s prospectus. For these reasons, the Trust believes that the Fund’s disclosure appropriately addresses the valuation or liquidity issues that may arise as a result of the Fund’s non-principal investments in hedge funds.

6. Comment: The Staff notes that the Funds may rely on exemptive orders to invest in ETFs in amounts exceeding the limits set forth in the Investment Company Act of 1940, as amended.  Please state the specific orders you intend to rely on for this purpose.

Response: The Trust respectfully declines to make the requested change. The Trust has entered into Participation Agreements with several ETF companies that have received exemptive orders from the SEC permitting other investment companies, such as the Fund, to invest in each respective ETF in amounts exceeding the limits of the Investment Company Act of 1940, as amended, subject to certain conditions (ETF Orders).  The Trust is in compliance with the relevant conditions of those ETF Orders.  The Trust also notes that disclosure of the specific ETF Orders on which the Trust relies is not required by either Form N-1A or the ETF Orders themselves.

7. Comment: The Staff notes that the discussion on page 7 includes references to an index option-based strategy. Please clarify if this strategy will be used only to reduce volatility or if it will also be used to enhance the Fund’s return.

Response: As stated on page 7, “in an attempt to reduce the Fund’s volatility over time, the Fund may implement an index option-based strategy…”  The strategy is specifically geared to reducing the Fund’s volatility, and is not speculative in nature.

8. Comment: In response to the question “What countries are considered emerging markets countries?”consider listing all emerging markets countries rather than defining in the negative by listing non-emerging markets countries.

Response: There are well over 150 emerging markets countries.  The Trust believes that including a full list of these countries is not consistent with “plain English” principles, would be difficult to maintain, and may be a source of potential controversy (over what counts as a “country”). For these reasons, the Trust respectfully declines to make the suggested change.

9.      Comment: The Staff notes that the prospectus references “special risks” associated with certain bond and money market instruments and directs the reader to the SAI for a discussion of those special risks.  Please confirm that all principal risks are disclosed in the prospectus.

Response: The Trust confirms that all principal risks to the Fund are disclosed in the prospectus.

10.        Comment: Consider moving the disclosure found under the heading “How are the decisions to buy and sell securities made?”further forward in the prospectus.

Response: The Trust has considered the Staff’s suggestion and respectfully declines to make the requested change.

11.   Comment: The Staff notes that throughout the disclosure under the heading “How are the decisions to buy and sell securities made?” the Trust uses the phrase “might consider, among other things.” Please revise to be more definitive about your intentions.

Response: The Trust has made the requested change.  The revised disclosure is as follows:

We seek to invest in securities of investment companies that are attractively priced. We assess the share price of prospective securities based on considerations relative to each type of investment. For example, an assessment of the relative value of a company’s share price would generally consider the competitive position of the company’s assets, the quality of its management, the strength of its balance sheet, and the growth prospects of its markets. An assessment of the relative value of an ETF’s share price the index or market segment it tracks, the growth prospects for that index or market segment, the size of the ETF, and its liquidity. When assessing the share price of a mutual fund, we generally consider the investment objective of the fund, the asset category or industry in which it invests, the growth prospects for that category or industry, and the quality of its investment management team. An assessment of the relative value of a REIT’s share price would generally consider the types of real estate properties in which it invests, the quality of its investment management team and the size of the REIT.

12.        Comment: The Staff notes the use of “we” and “us” in the “Fund Management” section and believes the use of these terms might confuse investors. Please consider revising.

Response: The use of the terms “we” and “us” are defined at the beginning of the statutory section of the prospectus in bold. This disclosure was implemented with the plain English initiative; and therefore, the Trust respectfully declines to make the requested change.

13.  Comment: Please provide the information required under Item 3 of Form N-1A with respect to the fee waiver arrangement described on page 17, to the extent applicable.

Response: The Trust confirms that the disclosure meets all the requirements of Instruction 3(e) of Item 3 of Form N-1A.  At launch, the Fund’s expenses are expected to be lower than the fee waiver amount.

USAA Global Equity Income Fund Prospectus

14. Comment: Consider revising the definition of “non-U.S. security” on page 7 of the prospectus to note that you consider where at least 50% of company revenues are derived or at least 50% of company assets are located.

Response: The Trust has made the requested change. The revised disclosure reads as follows:

Foreign securities are securities issued by foreign companies.  We ordinarily determine whether an issuer is a foreign company according to the issuer’s “country of risk” as determined by Bloomberg.  Bloomberg determines the issuer’s “country of risk” based on a number of criteria, including its country of domicile, the primary stock exchange on which it trades, the location from which the majority of its revenue comes, and its reporting currency. Although we generally rely on an issuer’s “country of risk” as determined by Bloomberg, we may also deem an issuer to be “foreign” if at least 50% of its revenues or profits are derived from operations within foreign countries or at least 50% of its assets are located within foreign countries.

15.       Comment: Please clarify whether the Fund intends to hedge its foreign currency exposure, and if the Fund’s returns may be impacted by exposure to foreign currencies, consider discussing the risks of such exposure.

Response:  The Fund may hedge its foreign currency exposure, but will typically not be fully hedged. The Trust has added a discussion of currency risks to the prospectus.  The new Currency Risk is provided below:

Currency Risk: Investments in foreign currencies and in securities that trade in, or receive revenues in, or in derivatives that provide exposure to foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar. Any such decline may erode or reverse any potential gains from an investment in securities denominated in foreign currency or may widen existing loss. In the case of hedging positions, there is the risk that the U.S. dollar will decline in value relative to the currency being hedged. Currency rates may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by governments, central banks or supranational entities, or by the imposition of currency controls or other political developments in the U.S. or abroad.

16.        Comment: Please confirm that the Fund’s management fee will be compliant with Section 205(b) of the Investment Advisers Act of 1940 (Advisers Act) and Rule 205-1 and Rule 205-2 thereunder, and explain how the Fund intends to comply.

Response:  The Trust confirms that the management fee is compliant with Section 205(b) and Rules 205-1, 205-2 under the Investment Advisers Act of 1940.

Section 205(a)(1) of the Advisers Act generally prohibits an investment adviser entering into an investment advisory contract that provides for compensation to the investment adviser on the basis of a share of capital gains on or capital appreciation of any portion of a client's account (the performance fee prohibition). Section 205(b)(2) of the Advisers Act excepts from the performance fee prohibition certain arrangements providing for “compensation based on the asset value of the company or fund under management averaged over a specified period and increasing or decreasing proportionately with the investment performance of the company or fund over a specified period in relation to the investment record of an appropriate index of securities prices.” Section 205(c) of the Advisers Act specifies that, for purposes of Section 205(b)(2), the point from which increases and decreases in compensation are measured must be the fee that is paid or earned when the investment performance of the fund is equivalent to that of the index (the fulcrum fee).

Rule 205-1 under the Advisers Act explains how the “investment performance” of a mutual fund and “investment record of an appropriate index of securities prices” over a certain performance period must be calculated for purposes of complying with Section 205. In particular, the rule specifies that the return of the fund must be based upon the change in the fund's net asset value per share.

Rule 205-2 under the Advisers Act defines the “fulcrum fee” as the base fee that is paid or earned when the fund's investment performance is equivalent to the investment record of the fund's benchmark index over a chosen performance period. It also is the point from which increases or decreases in compensation are to be measured. Rule 205-2(c) provides that the specific period over which the net asset value of the fund is averaged to calculate the fulcrum fee may differ from the period over which the net asset value is averaged for purposes of computing the performance adjustment if:

1. The fulcrum fee is computed on the basis of net asset value averaged over the most recent sub-period of the performance period;

2. The performance adjustment is computed on the basis of net asset value averaged over a rolling performance period; and

3. The total advisory fee is payable at the end of each subperiod.

The structure of the management fee payable by the Fund to the investment adviser is intended to comply with the description above of Section 205(b)(2) of the Advisers Act and Rule 205-1 and Rule 205-2.  As is disclosed in the Fund’s prospectus, the Fund pays an investment management fee comprised of a base investment management fee and a performance adjustment.  The performance adjustment is calculated on the basis of the Fund’s average performance over a specified period as compared to a specified index.  The Fund’s prospectus also discloses that the performance adjustment is added to or subtracted from the base investment management fee in a proportionate manner.  For example, if the Fund overperforms its index by 100 basis points, the performance adjustment will add 4 basis points to the base investment management fee.  Likewise, if the Fund underperforms its index by 100 basis points, the performance adjustment will subtract 4 basis points from the base investment management fee.  In addition, if the Fund’s performance matched the performance of its specified index, no performance adjustment would be made to the Fund’s base investment management fee (i.e., the Fund’s base investment management fee is its fulcrum fee).

The Fund’s prospectus also discloses that: (i) the performance of the Fund is calculated based upon the Fund’s net asset value; (ii) the base investment management fee is computed on the basis of the Fund’s average daily net assets for the prior month (i.e., the most recent sub-period of the performance period); (iii) the performance adjustment is computed on the basis of net asset value averaged over a rolling performance period; and (iv) the management fee, which is comprised of the base investment management fee and the performance adjustment, is paid on a monthly basis (at the end of the most recent month for the purposes of the performance period).

As described above, the Trust believes that the management fee structure payable by the Fund to the investment adviser complies with the requirements of Section 205(b)(2) of the Advisers Act and Rule 205-1 and Rule 205-2.  Please note that the Trust has revised the disclosure in the Fund’s prospectus to clarify an initial 12-month build up period during which no performance adjustments will be made.

17.   Comment: Consider adding a hypothetical example on page 12, demonstrating the application of the annual adjustment rates relating to the performance adjustment component of the Fund’s management fee. Please also indicate whether the Fund’s management fee could be negative. For reference, please refer to the Keynote Address delivered by Andrew Donohue at the November 2009 meeting of the Independent Directors Council (Donohue Speech).

Response: The Trust already includes a hypothetical example in the SAI and respectfully declines to include an additional example in the prospectus.  The Trust also confirms that, under the proportionality principals described in the Donohue Speech, the Fund’s management fee could potentially be negative, although only in very rare situations.  As such an occurrence would be both extremely rare, as well as beneficial to shareholders, and because the concept is difficult to understand, we have not included disclosure stating that the fee could be negative.  Descriptions of how the base investment management fee and performance adjustment are calculated are included the prospectus.

USAA Target Managed Allocation Fund SAI

18.        Comment:  Please confirm that the Board-adopted liquidity guidelines discussed on page 14 are consistent with the SEC’s definition of illiquid, as provided on page 12 (“…those securities that a Fund cannot expect to sell or dispose of in the ordinary course of business within seven days or less at approximately the value ascribed to such securities.”)

Response: The Trust confirms that the Board-adopted guidelines are consistent with the SEC definition of illiquid securities. The guidelines are intended to provide further guidance for applying the SEC definition in certain situations, as described on page 14.

19.        Comment: In the “Investment Restrictions” section on page 26, consider removing “in any material way” from the second sentence, which begins with “These restrictions may not be changed in any material way…” as Section 13 of the Investment Company Act of 1940 does not have a materiality requirement.

Response: The Trust has made the requested change.

20.        Comment: The Staff notes that the Investment Restrictions for the Fund provide that “the Fund may not purchase the securities of any issuer…if, as a result, more than 25% of the Fund’s total assets would be invested in the securities of companies whose principal business activities are in the same industry.”  Consider revising this statement to read “in the same industry or group of industries.”

Response:  The Trust has considered the Staff’s suggestion and respectfully declines to make this revision.

21.        Comment: Please clarify the discussion of the enterprise long-term bonus plan on page 43, including the references to downside risk.

Response: The Trust has made the requested change.  The entire “Compensation” section has been revised to improve readability. The new “Compensation” section is attached hereto as Appendix A.

USAA Global Equity Income Fund SAI

22.        Comment: Please confirm that the performance adjustment examples found on page 42 are consistent with the surrounding disclosure.

Response: The Trust confirms that the performance adjustment examples are consistent with the related disclosure.

If you have any questions with respect to the enclosed, please contact me at (210) 498-0034.

Sincerely,

/S/ DANIEL MAVICO
Daniel Mavico
Assistant Secretary
USAA Mutual Funds Trust

Appendix A

Compensation

AMCO’s compensation structure for portfolio managers includes a base salary,  a performance-based bonus, a holiday bonus, and both a short-term and long-term corporate bonus. The portfolio managers are officers of AMCO and their base salary is determined by the salary range for their official position, which is influenced by market and competitive considerations. The base salary is fixed but can change each year as a result of the portfolio manager’s annual evaluation and interim evaluation, or if the portfolio manager is promoted.

Each portfolio manager also is eligible to receive an incentive payment based on the performance of the Fund(s) managed by the portfolio manager relative to a predetermined benchmark(s) over one- and three-year periods.  The benchmark for some Funds is a broad-based market index or a composite of broad-based market indexes.  Other Funds use as their benchmark the applicable Lipper or iMoneyNet, Inc. category. Greater weight is generally placed on the three-year performance of the Fund relative to its benchmark. Portfolio managers whose incentive payments are based upon comparisons to the universe of funds within a Lipper category will receive incentive payments under this plan only if the Funds they manage are at or above the 55th percentile compared to their industry peers, and the incentive payment increases the higher the Fund’s relative ranking in its peer universe rises over a one- or up to a three-year measurement period.

Oversight of the portfolio manager’s compensation is provided by a committee and by the governing document – the Variable Pay Plan (VPP). The VPP is administered by the VPP Committee. The VPP Committee includes representatives from management, corporate finance, legal, and human resources. Additional oversight is provided by the ISC, through review of new investments and periodic presentations by portfolio management.

USAA’s philosophical position is to measure performance both on an enterprise and individual basis. As such, portfolio managers, similar to other USAA executives, are also measured against USAA’s enterprise performance. Including portfolio managers in the enterprise program reinforces collective accountability for enterprise goals and reinforces focus on USAA’s mission.

Subject to USAA Board of Directors’ approval, portfolio managers and all other employees may be provided a holiday bonus equivalent to two weeks’ salary. The USAA Board reviews and determines whether or not to approve the holiday bonus at its November meeting.

Portfolio managers are also eligible to receive an annual corporate bonus based on the attainment of certain corporate performance metrics. The corporate bonus is available to all USAA employees, and is awarded as a percentage of each employee’s base salary, as determined by the USAA Board of Directors.

In addition, portfolio managers are eligible to receive bonuses under the enterprise’s Long-Term Bonus Plan (LTBP). The LTBP measures performance over a three-year period based on achieving enterprise-level goals over three annual performance cycles. Similar to the corporate bonus, the long-term bonus is awarded as a percentage of the portfolio manager’s salary, as determined by the USAA Board of Directors.

A LTBP bonus is awarded annually, but is subject to two additional adjustments for each of the two subsequent plan years based on the achievement of enterprise-level goals for the applicable years.  As part of USAA’s pay for performance philosophy, the initial LTBP award for a plan year may also be reduced or eliminated if the individual’s performance or other issues warrant an adjustment.  For subsequent adjustments (second and third year adjustments), the awards are subject to downside risk of up to 30% of the long-term balance at the end of each year. During the three-year holding period, the bonus accounts are credited with interest.

Oversight regarding achievement of USAA’s enterprise results is provided by USAA’s Board of Directors.